

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 15, 2009

Mr. Jim Place
Chief Financial Officer
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, CA 92675

     RE: Form 10-K for fiscal year ended February 28, 2009
            Form 8-K/A#1 filed on August 7, 2009 and 8-K/A#2 filed on September 1, 2009
               File No. 0-29373

Dear Mr. Place:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                  Sincerely,

                  Rufus Decker
                  Accounting Branch Chief